ARTICLES OF AMENDMENT
 TO THE
 AMENDED AND RESTATED ARTICLES OF INCORPORATION
 OF USA TECHNOLOGIES, INC.

     The following new Paragraph (E) shall be added to Article 4 Capital Stock of the Articles of Incorporation of the corporation:

(E) Uncertificated Shares. Any or all classes and series of shares of the corporation, or any part thereof, may be represented by uncertificated shares, except that the foregoing shall not apply to shares represented by a certificate until the certificate is surrendered to the corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required by applicable law to be set forth or stated on certificates. Except as otherwise expressly provided by law, the rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class and series shall be identical.